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Exhibit 99.2

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. This Letter of Transmittal is for use in connection with the Compulsory Acquisition (as defined below).

LETTER OF TRANSMITTAL

for Deposit of Common Shares of

VICEROY EXPLORATION LTD.

Pursuant to the Compulsory Acquisition dated October 31, 2006 made by

YAMANA GOLD INC.

USE THIS LETTER OF TRANSMITTAL TO DEPOSIT A SHARE CERTIFICATE

        Yamana Gold Inc. ("Yamana" or the "Offeror") made an offer to all holders (the "Shareholders") of common shares ("Viceroy Shares") of Viceroy Exploration Ltd. ("Viceroy"), pursuant to an offer and circular dated September 6, 2006 (the "Original Offer"), as varied, amended and supplemented by the notice of extension dated October 14, 2006, (as varied, amended and supplemented, the "Offer") to purchase all of the outstanding Viceroy Shares, including any Viceroy Shares that may become issued and outstanding after the date of the Original Offer upon the conversion, exchange or exercise of any securities of Viceroy that are convertible into or exchangeable or exercisable for Viceroy Shares. The Offer was made on the basis of 0.97 of a common share of Yamana ("Yamana Shares") for each Viceroy Share. The Offer expired at 5:00 p.m. (Toronto time) on October 27, 2006.

        Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and accompanying circular (together, the "Offer and Circular") dated September 6, 2006, as amended and extended pursuant to a Notice of Extension dated October 14, 2006, have the meanings given to them in the Offer and Circular, which is available under Viceroy's profile at www.sedar.com.

        Pursuant to a Notice of Compulsory Acquisition ("Notice of Compulsory Acquisition") dated October 31, 2006, Yamana exercised its right under section 300 of the Business Corporations Act (British Columbia) to acquire (the "Compulsory Acquisition") all of the Viceroy Shares that Yamana did not acquire under the Offer. Under the Compulsory Acquisition, Yamana is entitled and bound to acquire every Viceroy Share that it did not acquire under the Offer for the price and on the terms set forth in the Offer and Circular, subject to an order of the courts that directs otherwise.

        Kingsdale Shareholder Services Inc. ("Kingsdale") or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for address and telephone number). A Shareholder whose Viceroy Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Viceroy Shares pursuant to the Compulsory Acquisition.

        The Letter of Transmittal is to be used to facilitate delivery of Yamana Shares to you in payment of the Viceroy Shares to be acquired under the Compulsory Acquisition.

        DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO KINGSDALE. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED HEREIN. SEE INSTRUCTION 12 OF THIS LETTER OF TRANSMITTAL, "U.S. SHAREHOLDERS AND SUBSTITUTE FORM W-9".

        THE SECURITIES OFFERED PURSUANT TO THE COMPULSORY ACQUISITION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE NOTICE OF COMPULSORY ACQUISITION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

        Fractional Yamana Shares will not be issued in connection with the Compulsory Acquisition. Where the aggregate number of Yamana Shares to be issued to such Shareholder would result in a fraction of a Yamana Share being issuable, the number of Yamana Shares to be received by such Shareholder will be rounded up (if the fractional interest is more than 0.5) or down (if the fractional interest is 0.5 or less) to the nearest whole number.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Compulsory Acquisition is not being made or directed to, nor will deposits of Viceroy Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Compulsory Acquisition would not be in compliance with the laws of such jurisdiction.

        Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	YAMANA GOLD INC.
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC. ("Kingsdale" or the "Depositary"), at its offices set out herein

        The undersigned delivers to you the enclosed certificate(s) representing Viceroy Shares. The undersigned irrevocably submits these certificates to the Compulsory Acquisition. Unless otherwise indicated herein, the undersigned represents and warrants that it is not, and is not acting on behalf of, a resident of the United States or a person in the United States. The following are the details of the enclosed certificate(s):

BOX 1

Viceroy Share Certificate Number(s) (if available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificates.)	Number of Viceroy Shares Represented by Certificate	Number of Viceroy Shares Deposited*

TOTAL

* The total number of Viceroy Shares evidenced by all certificates delivered will be deemed to have been deposited.
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

        The person signing this Letter of Transmittal (the "signatory") acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that Yamana is entitled and bound to acquire the Viceroy Shares to be delivered (the "Deposited Shares") in accordance with the terms and subject to the conditions of the Compulsory Acquisition. The signatory represents and warrants that: (i) the signatory has full power and authority to deposit, sell, assign and transfer all right, title and interest in and to the Deposited Shares and in and to all rights and benefits arising from such Deposited Shares, including, without limitation, any and all dividends, distributions, payments, securities, rights, warrants, assets, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares, including any dividends, distributions or payments on such dividends, distributions, payments, securities, rights, warrants, assets, property or other interests (collectively, "Distributions") being deposited to the Compulsory Acquisition; (ii) the signatory or the person on whose behalf the Deposited Shares are being deposited owns the Deposited Shares that are being deposited; (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (v) when the Deposited Shares are delivered to Kingsdale, Yamana will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        IN CONSIDERATION OF THE COMPULSORY ACQUISITION AND FOR VALUE RECEIVED, the signatory irrevocably accepts the Compulsory Acquisition for and in respect of the Deposited Shares and delivers to Yamana the enclosed Viceroy Share certificate(s) representing the Deposited Shares and deposits, sells, assigns and transfers to Yamana all right, title and interest in and to the Deposited Shares, and in and to all rights and benefits arising from the Deposited Shares including any and all Distributions.

        Viceroy Shares acquired pursuant to the Compulsory Acquisition shall be transferred by the Shareholder and acquired by Yamana free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom and the right to any Distributions that may be declared, accrued, paid, issued, distributed, made or transferred in respect of the Deposited Shares, whether or not separated from the Deposited Shares.

        Settlement with each Shareholder who has deposited Viceroy Shares will be made by Kingsdale forwarding a certificate for the Yamana Shares to which such Shareholder is entitled pursuant to the Compulsory Acquisition. Subject to the foregoing and unless otherwise directed in this Letter of Transmittal, the certificates will be issued in the name of the registered Shareholder of the Viceroy Shares so deposited. Unless the Person depositing the Viceroy Shares instructs Kingsdale to hold the certificate representing the Yamana Shares for pick-up by checking the appropriate box in this Letter of Transmittal, the certificate will be forwarded by first class insured mail to such Person at the address specified in this Letter of Transmittal. If no such address is specified, the certificate will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of Viceroy. Certificates and cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        By reason of the use by the signatory of an English language form of Letter of Transmittal, the signatory shall be deemed to have required that any contract evidenced by the Compulsory Acquisition as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le signataire, le soussigné et les destinataires sont presumes avoir requis que tout contrat attesté par l'offre acceptée par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal, please review carefully and complete the following boxes, as appropriate.

BOX A
REGISTRATION INSTRUCTIONS
SEND YAMANA SHARES IN THE NAME OF: (please print or type)

(Name)
(Street Address & Number)
(City & Province or State)
(Country & Postal or Zip Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX B
DELIVERY INSTRUCTIONS
SEND YAMANA SHARES (Unless Box C is checked) TO: (please print or type)
☐ Same as address in Box A
(Name)
(Street Address & Number)
(City & Province or State)
(Country & Postal or Zip Code)
(Telephone — Business Hours)
(Tax Identification, Social Insurance or Social Security Number)

BOX C
SPECIAL PICK-UP INSTRUCTIONS
☐ HOLD YAMANA SHARES FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

BOX D ALL SHAREHOLDERS — U.S. RESIDENCY (See Instruction 12)

A U.S. Shareholder is any Shareholder that is either (A) providing an address in Box "B" which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.
INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:
☐ The owner signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):

Dated

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (See Instructions 3, 4 & 5)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number & facsimile of Shareholder or daytime telephone number & facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder
Additional Signatures for joint shareholders (if required):

Dated

Signature of Shareholder or Authorized Representative (See Instructions 3, 4 & 5)

Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number & facsimile of Shareholder or daytime telephone number & facsimile of Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Shareholder

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

SUBSTITUTE FORM W-9	Part 1 — Please provide your name in the box at right.	Name
Department of the Treasury Internal Revenue Service
	Taxpayer Identification Number ("TIN") — ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see "Obtaining a Number" in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number(s) (If awaiting TIN, write "Applied For")
Request for Taxpayer Identification Number and Certification		OR
Employer Identification Number(s) (If awaiting TIN, write "Applied For")

Part 2 — If you are exempt from backup withholding, see the Guidelines included in this form and complete as instructed therein.

Part 3 — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me); and
(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.
Signature Date , 200 .

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the IRS and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Offer.

You must complete the following certificate if you wrote "Applied For" in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me will be withheld.
Signature	Date , 200

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering the Viceroy Shares deposited pursuant to the Compulsory Acquisition, together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Notice of Compulsory Acquisition and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the back cover page in order for a Shareholder to be delivered Yamana Shares under the Compulsory Acquisition. If such documents are received by the Depository at or prior to 5:00 p.m. (Toronto time), on January 2, 2007, certificates representing the Yamana Shares to which the Shareholder is entitled will be sent to the Shareholder by mail promptly after January 8, 2007.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Viceroy Shares is at the option and risk of the depositing Shareholder. If certificates for Viceroy Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of certificates for such Viceroy Shares by the Depositary.

2.     Signatures

        No signature guarantee is required on this Letter of Transmittal if:

  (a)
  this Letter of Transmittal is signed by the registered owner of the Viceroy Shares exactly as the name of the registered holder appears on the Viceroy Share certificate deposited herewith, and the certificates for Yamana Shares issuable pursuant to the Compulsory Acquisition are to be delivered directly to such registered holder, or

  (b)
  Viceroy Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Viceroy Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificates for Yamana Shares issuable are to be delivered to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

3.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares or payment is to be sent to an address other than the address of the registered owner(s) as shown on the registers of Viceroy, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Yamana or the Depositary, in their sole discretion, may require additional evidence of authority or additional documentation.

5.     Delivery Instructions

        If any certificate(s) are to be sent to someone at an address other than the address of the Shareholder as it appears in Box A on this Letter of Transmittal, entitled "Registration and Payment Instructions", then Box B on this Letter of Transmittal, entitled "Delivery Instructions", should be completed. If Box B is not completed, any certificate(s) in respect of Yamana Shares issued in exchange for Viceroy Shares will be mailed to the depositing Shareholder at the address of the Shareholder as it appears in Box A or, if no address of the Shareholder is provided in Box A, then it will be mailed to the address of the Shareholder as it appears on the securities register of Viceroy. Any certificate(s) mailed in accordance with the Compulsory Acquisition and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Viceroy Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Viceroy Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

  (d)
  The Compulsory Acquisition and any agreement arising in connection with the Compulsory Acquisition will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement arising in connection with the Compulsory Acquisition unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

  (e)
  Yamana will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Viceroy Shares pursuant to the Compulsory Acquisition (other than to Kingsdale).

  (f)
  All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Viceroy Shares will be determined by Yamana, in its sole discretion, which determination will be final and binding on all parties. Yamana reserves the absolute right to reject any and all deposits of Viceroy Shares determined by it not to be in proper form or, in the opinion of Yamana's counsel, be unlawful. No deposit of Viceroy Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Yamana or Kingsdale or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Yamana's interpretation of the terms and conditions of the Compulsory Acquisition (including this Letter of Transmittal) will be final and binding on all parties. Yamana reserves the right to permit the Compulsory Acquisition to be accepted in a manner other than as set forth herein.

  (g)
  Additional copies of the Notice of Compulsory Acquisition and this Letter of Transmittal may be obtained from Kingsdale at the addresses listed below.

7.     Lost Certificates

        If a certificate has been lost, destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to Kingsdale. Kingsdale will forward such letter to Viceroy's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that Kingsdale, Yamana or Viceroy's transfer agent may contact you.

8.     Assistance

        KINGSDALE (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

        THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED VICEROY SHARES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY KINGSDALE IN ODER FOR A SHAREHOLDER TO BE DELIVERED YAMANA SHARES UNDER THE COMPULSORY ACQUISITION. IF SUCH DOCUMENTS ARE RECEIVED BY KINGSDALE AT OR PRIOR TO 5:00 P.M. (TORONTO TIME) ON JANUARY 2, 2006, CERTIFICATES REPRESENTING THE YAMANA SHARES TO WHICH THE SHAREHOLDER IS ENTITLED WILL BE SENT TO THE SHAREHOLDER BY MAIL PROMPTLY AFTER JANUARY 8, 2007.

9.     U.S. Shareholders and Substitute Form W-9

        U.S. federal income tax law generally requires that a U.S. Shareholder who receives Yamana Shares for Viceroy Shares provide Kingsdale with his correct Taxpayer Identification Number ("TIN") or Employer Identification Number ("EIN"), which, in the case of a holder of Viceroy Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the United States Internal Revenue Service ("IRS") and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS.

        To prevent backup withholding, each U.S. Shareholder must provide its correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such holder to certify under penalty of perjury: (1) that the TIN or EIN provided is correct (or that such holder is awaiting a TIN or EIN); (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified the holder that he is no longer subject to backup withholding; and (3) that the holder is a U.S. person (including a U.S. resident alien).

        Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or EIN in Part 1 or Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form.

        If Viceroy Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines below for information on which TIN to report.

        If a U.S. Shareholder does not have a TIN or EIN, such holder should: (i) consult the W-9 Guidelines for instructions on applying for a TIN or EIN; (ii) write "Applied For" in the space for the TIN in Part 1 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, Kingsdale may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN or EIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

        If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury. An appropriate IRS Form W-8 (W-8BEN, W-8EXP or other form) may be obtained from the Depositary.

        A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You).

        To Give Kingsdale — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Depositary. All "Section" references are to the United States Internal Revenue Code of 1986, as amended. "IRS" is the United States Internal Revenue Service.

For This Type of Account:	Give The Taxpayer Identification Number of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or single-owner LLC	The owner(3)

6. A valid trust, estate, or pension trust	The legal entity(4)

7. Corporation or LLC electing corporate status on Form 8832	The corporation

8. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

9. Partnership	The partnership

10. A broker or registered nominee	The broker or nominee

11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's social security number.

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

        NOTE:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

        If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Card, or Form SS-4, Application for Employer Identification Number, at the local Social Security Administration or Internal Revenue Service office and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

        Payees specifically exempted from backup withholding include:

  (i)
  An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(0(2);

  (ii)
  The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing;

  (iii)
  An international organization or any agency or instrumentality thereof; and

  (iv)
  A foreign government and any political subdivision, agency or instrumentality thereof.

        Payees that may be exempt from backup withholding include:

  (i)
  A corporation;

  (ii)
  A financial institution;

  (iii)
  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the Untied States;

  (iv)
  A real estate investment trust;

  (v)
  A common trust fund operated by a bank under Section 584(a);

  (vi)
  An entity registered at all times during the tax year under the Investment Company Act of 1940;

  (vii)
  A middleman known in the investment community as a nominee or custodian;

  (viii)
  A futures commission merchant registered with the Commodity Futures Trading Commission;

  (ix)
  A foreign central bank of issue; and

  (x)
  A trust exempt from tax under Section 664 or described in Section 4947.

        Payments of dividends and patronage dividends generally exempt from backup withholding include:

  (xi)
  Payments to non-resident aliens subject to withholding under Section 1441;

  (xii)
  Payments to partnerships not engaged in a trade or business in the United States and that have at least one non-resident alien partner;

  (xiii)
  Payments of patronage dividends not paid in money;

  (xiv)
  Payments made by certain foreign organizations; and

  (xv)
  Section 404(k) payments made by an ESOP.

        Payments of interest generally exempt from backup withholding include:

  (xvi)
  Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and you have not provided your correct taxpayer identification number to the payer;

  (xvii)
  Payments of tax-exempt interest (including exempt-interest dividends under Section 852);

  (xviii)
  Payments described in Section 6049(b)(5) to non-resident aliens;

  (xix)
  Payments on tax-free covenant bonds under Section 1451;

  (xx)
  Payments made by certain foreign organizations; and (vi) Mortgage interest paid to you.

        Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

        Exempt payees described above must file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

        PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to various government agencies for tax enforcement or litigation purposes. You must provide the number whether or not you are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1)
Failure to Furnish Taxpayer Identification Number — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)
Civil Penalty for False Information With Respect to Withholding — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)
Criminal Penalty for Falsifying Information — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

        FOR ADDITIONAL INFORMATION, CONSULT YOUR TAX CONSULTANT OR THE IRS.

The Depositary for the Compulsory Acquisition is:

By Mail The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	By Registered, by Hand or by Courier The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1C7

North American Toll Free Phone:
1-866-301-3460

E-mail: contactus@kingsdaleshareholder.com

The Information Agent for the Compulsory Acquisition is:
 Kingsdale Shareholder Services Inc.
The Exchange Tower
130 King Street West, Suite 2950,
P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-866-301-3460

Any questions and requests for assistance may be directed by Shareholders to Kingsdale at its telephone number and location set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Compulsory Acquisition.

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LETTER OF TRANSMITTAL
SHAREHOLDER INFORMATION AND INSTRUCTIONS
SHAREHOLDER SIGNATURE
INSTRUCTIONS
FOR U.S. SHAREHOLDERS ONLY GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9